Exhibit 99.1
eLong Reports First Quarter 2011 Unaudited Financial Results
BEIJING, May 16, 2011 /PRNewswire-Asia/ — eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2011.
Highlights — First Quarter 2011
•	Net revenues for the first quarter increased 23% to RMB124.5 million (US$19.0 million), compared to RMB101.1 million (US$14.8 million) in the first quarter of 2010.

•
Income from operations for the first quarter increased 111% to RMB13.2 million (US$2.0 million), compared to RMB6.3 million (US$0.9 million) in the prior year period. Operating margin was 10.6% compared to 6.2% in the first quarter of 2010.

•	Net income for the first quarter increased 30% to RMB7.7 million (US$1.2 million), compared to RMB5.9 million (US$0.9 million) in the first quarter of 2010.

•	Hotel room nights booked through eLong in the first quarter increased 41% to 1.7 million room nights compared to 1.2 million in the prior year period.

•
Domestic hotel coverage network expanded 71% to 19,200 domestic hotels as of March 31, 2011, compared to 11,200 as of March 31, 2010. In addition, eLong offers more than 135,000 international hotels through our direct connection with Expedia.

•	Released second generation eLong iPhone application, currently ranked in Top 10 travel downloads in China’s iTunes App Store.

•
On May 16, 2011, Tencent Holding Limited (SEHK 00700), made a strategic investment in eLong, acquiring approximately 11 million newly-issued shares for US$84 million. On the same day, Expedia, our controlling shareholder, purchased 5.4 million newly-issued shares for US$41 million. eLong intends to use the proceeds from the sale of the newly-issued shares for acquisitions, business development, working capital and other general company purposes.

“In the first quarter, eLong accelerated the growth of its core online hotel business. We were pleased to see nearly half of our customers now choosing to book hotel online. We expect our hotel online bookings will for the first time exceed our call center bookings in the second quarter. This is a great milestone for both eLong’s online hotel booking strategy and China’s online travel industry! We also continued to drive product innovation with our next generation iPhone application which is currently in the Top 10 travel downloads in China’s iTunes App Store,” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results
Revenues
Total revenues by product for the first quarter of 2011 and the same period in 2010 were as follows (in RMB million):

		%		%	Y/Y
	Q1 2011	Total	Q1 2010	Total	Growth
Hotel reservations	90.6	68%	69.2	64%	31%
Air ticketing	30.2	23%	29.4	28%	2%
Other	12.4	9%	8.9	8%	39%

Total revenues	133.2	100%	107.5	100%	24%

Hotel
Hotel commission revenue increased 31% for the first quarter of 2011 compared to the prior year quarter, primarily due to higher volume, partially offset by lower commission per room night. Commission per room night decreased 7% year-on-year, primarily due to the more rapid growth of lower average daily rate budget hotels. Room nights booked through eLong in the first quarter increased 41% year-on-year to 1.7 million. Hotel commission revenue grew to 68% of total revenues from 64% in the prior year quarter.
Air
Air ticketing commission revenue increased 2% for the first quarter of 2011 compared to the prior year quarter, driven by a 14% increase in commission per segment, partially offset by a 10% decrease in air segments to 587,000. Commission per segment increased due to a mix shift to international tickets, an 11% increase in average ticket price and a 3% increase in air commission rates compared to the same quarter of the prior year.
Other
Other revenue is primarily derived from website advertising, travel insurance and packages. Other revenue increased 39% year-on-year for the first quarter of 2011, mainly driven by increased advertising revenues. Other revenue grew to 9% of total revenues from 8% in the prior year quarter.
Profitability
Gross margin in the first quarter of 2011 was 73%, compared to 69% in the first quarter 2010, mainly due to the faster rate of growth of our hotel business as compared to our air business, an increased proportion of online bookings and improved air commission per segment.
Operating expenses for the first quarter of 2011 and the same period in 2010 were as follows (in RMB million):

		% of Net		% of Net	Y/Y
	Q1 2011	Revenue	Q1 2010	Revenue	Growth
Service development	20.6	17%	18.2	18%	13%
Sales and marketing	43.6	35%	33.5	33%	30%
General and administrative	13.0	10%	11.1	11%	16%
Amortization of intangible assets	0.1	—	0.2	—	N/M

Total operating expenses	77.3	62%	63.0	62%	23%

Total operating expenses increased 23% for the first quarter of 2011 compared to the first quarter of 2010. Total operating expenses were 62% of net revenues, which was the same as the prior year quarter.
Service development expense consists of expenses related to technology and our product offering, including our websites, platforms, other system development, as well as our supplier relations function. Service development expense increased 13% compared to the prior year quarter, mainly driven by an increase in headcount. Service development expense decreased to 17% of net revenues in the first quarter of 2011 from 18% in the same quarter of the prior year.

Sales and marketing expenses for the first quarter of 2011 increased 30% over the prior year quarter, mainly driven by increased online marketing expenses, loyalty point promotion expenses and hotel commission payments to third-party distribution partners, partially offset by reduced headcount. Sales and marketing expense increased to 35% of net revenues in the first quarter of 2011 from 33% in the same quarter of the prior year.
General and administrative expenses for the first quarter of 2011 increased 16% compared to the prior year quarter, mainly driven by higher share-based compensation charges and bad debt provisions. General and administrative expenses decreased to 10% of net revenues in the first quarter of 2011 from 11% in the same quarter of the prior year.
Other Income/(Expenses) represents interest income, foreign exchange losses and other income/expense. Other Expenses were RMB2.7 million in the first quarter of 2011 compared to Other Income of RMB1.8 million in the first quarter of 2010, driven primarily by increased other expense recognized on changes in the fair value of contingent consideration arrangement and increased foreign exchange losses, which were partially offset by an increase in interest income. Due to the appreciation of the Renminbi against the US dollar, foreign exchange losses on our cash and cash equivalents and short-term investments increased to RMB3.1 million in the first quarter of 2011, from RMB0.2 million in the first quarter of 2010. Due to increased interest yield from higher interest rates and longer duration deposits, interest income in the first quarter of 2011 increased to RMB4.6 million, compared to RMB1.1 million in the first quarter of 2010.
As of March 31, 2011, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1,018 million (US$155 million), of which 73% was held in Renminbi and 27% was held in US dollars, compared to 24% held in Renminbi and 76% held in US dollars as of March 31, 2010.
Net income for the first quarter of 2011 was RMB7.7 million, compared to net income of RMB5.9 million during the prior year quarter.
Net income per ADS and diluted net income per ADS for the first quarter of 2011 were RMB0.32 (US$0.04) and RMB0.30 (US$0.04) respectively, compared to net income per ADS and diluted net income per ADS for the prior year quarter of RMB0.26 (US$0.04) and RMB0.24 (US$0.04) respectively.
Business Outlook
eLong currently expects net revenues for the second quarter of 2011 to be within the range of RMB137 million to RMB149 million, equal to an increase of 15% to 25% compared to the second quarter of 2010.
Safe Harbor Statement
It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.
Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to our company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, the international financial crisis, slowdown in the PRC economy, an outbreak of bird flu, H1N1 flu, SARS or other disease, eLong’s reliance on having good relationships with airlines, hotel suppliers and airline ticket suppliers, our reliance on the TravelSky GDS system for our air business, the possibility that eLong will be unable to continue timely compliance with Section 404 or other requirements of the Sarbanes-Oxley Act, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong, fluctuations in the value of the Renminbi, changes in eLong’s management team and other key personnel, changes in third-party distribution partner relationships and other risks mentioned in eLong’s filings with the US Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.
Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.
Conference Call
eLong will host a conference call to discuss its first quarter 2011 unaudited financial results on May 17, 2011 at 8:00 am Beijing time (May 16, 2011, 8:00 pm ET). The management team will be on the call to discuss the quarterly results and to answer questions. The toll-free number for U.S. participants is +1-866-844-9413. The dial-in number for Hong Kong participants is +852-3001-3802. International participants can dial +1-210-795-0512. Pass code: eLong.
Additionally, an archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net/AboutUs/conference.html for one year.
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, 24-hour call center and mobile phone hotel, air ticket and vacation package booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest hotel product portfolio with a selection of more than 19,200 hotels in around 700 cities across China and 135,000 international hotels in more than 100 countries worldwide, and the ability to fulfill domestic and international air ticket reservations in over 80 major cities across China. eLong is a subsidiary of Expedia, Inc. (NASDAQ:EXPE).
eLong operates websites including http://www.elong.com, http://www.elong.net and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

eLong, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2010	Dec. 31, 2010	Mar. 31, 2011	Mar. 31, 2011
	RMB	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Hotel reservations	69,167	91,241	90,634	13,841
Air ticketing	29,430	30,083	30,159	4,605
Other	8,915	10,491	12,374	1,890
Total revenues	107,512	131,815	133,167	20,336
Business tax and surcharges	(6,408)	(7,686)	(8,634)	(1,318)
Net revenues	101,104	124,129	124,533	19,018
Cost of services	(31,827)	(34,850)	(34,024)	(5,196)
Gross profit	69,277	89,279	90,509	13,822

Operating expenses:
Service development	(18,159)	(21,802)	(20,541)	(3,137)
Sales and marketing	(33,530)	(40,741)	(43,637)	(6,664)
General and administrative	(11,146)	(14,209)	(12,968)	(1,980)
Amortization of intangible assets	(185)	101	(137)	(21)
Total operating expenses	(63,020)	(76,651)	(77,283)	(11,802)

Income from operations	6,257	12,628	13,226	2,020

Other income/(expenses):
Interest income	1,067	2,757	4,591	701
Foreign exchange losses	(220)	(12,412)	(3,131)	(478)
Other	910	(522)	(4,176)	(638)
Total other income, net	1,757	(10,177)	(2,716)	(415)

Income before income tax expense	8,014	2,451	10,510	1,605
Income tax (expense)/benefit	(2,079)	1,735	(2,786)	(426)
Equity in net loss of affiliate	—	—	(16)	(2)
Net income	5,935	4,186	7,710	1,177

Net income per share	0.13	0.09	0.16	0.02
Diluted net income per share	0.12	0.08	0.15	0.02

Net income per ADS(2)(3)	0.26	0.18	0.32	0.04
Diluted net income per ADS(2)(3)	0.24	0.16	0.30	0.04

Shares used in computing net income per share:
Basic	47,388	49,158	49,384	49,384
Diluted	50,870	52,463	52,105	52,105

Share-based compensation charges included in:	4,130	5,398	4,781	730
Cost of services	303	301	260	40
Service development	1,470	1,855	1,424	217
Sales and marketing	825	824	719	110
General and administrative	1,532	2,418	2,378	363
Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB6.5483 on March 31, 2011 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.
Note 2: 1 ADS = 2 shares.
Note 3: Non-GAAP financial measures

eLong, Inc.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	Dec. 31, 2010	Mar. 31, 2011	Mar. 31, 2011
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	381,426	346,134	52,859
Short-term investments	580,005	610,551	93,238
Restricted cash	60,600	61,400	9,376
Accounts receivable, net	58,891	72,222	11,029
Due from related parties	1,240	2,021	309
Prepaid expenses	11,429	6,848	1,046
Other current assets	24,210	31,742	4,847

Total current assets	1,117,801	1,130,918	172,704
Property and equipment, net	41,896	40,793	6,230
Investment in equity affiliate	12,680	12,664	1,934
Goodwill	61,061	61,061	9,325
Intangible assets, net	5,855	5,719	873
Other non-current assets	29,904	29,867	4,561

Total assets	1,269,197	1,281,022	195,627

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	54,364	60,933	9,305
Income taxes payable	5,002	5,550	848
Due to related parties	1,872	4,136	632
Deferred revenue	14,478	7,301	1,115
Accrued expenses and other current liabilities	97,183	93,186	14,230

Total current liabilities	172,899	171,106	26,130
Other liabilities	1,430	2,430	371

Total liabilities	174,329	173,536	26,501

Shareholders’ equity
Ordinary shares	1,991	1,992	304
High-vote ordinary shares	2,363	2,363	361
Treasury stock	(96,153)	(91,460)	(13,967)
Additional paid-in capital	1,352,427	1,357,117	207,247
Accumulated deficit	(165,760)	(162,526)	(24,819)

Total shareholders’ equity	1,094,868	1,107,486	169,126

Total liabilities and shareholders’ equity	1,269,197	1,281,022	195,627

eLong, Inc.
TRENDED OPERATIONAL METRICS
(IN THOUSANDS)
The metrics below are intended as a supplement to the financial statements found in this press release and in our filings with the SEC. In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and financial statements in our most recent press release.
We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.

						2011
	2010 (Unaudited)					(Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	10,319	20,769	16,196	17,403	64,687	13,968

Hotel Reservations
Room Nights	1,206	1,549	1,898	1,725	6,378	1,700
Room Night Y/Y	32%	58%	60%	39%	49%	41%
Average Daily Rate Y/Y	(2%)	5%	7%	4%	4%	(1%)
Commission/Room Night Y/Y	(7%)	(9%)	(9%)	(10%)	(9%)	(7%)
Hotel Commissions Y/Y	23%	44%	46%	25%	35%	31%

Air Ticketing
Air Segments	653	591	629	568	2,441	587
Air Segments Y/Y	29%	16%	4%	(3%)	11%	(10%)
Average Ticket Price Y/Y	8%	25%	21%	16%	17%	11%
Commission/Segment Y/Y	7%	21%	26%	12%	16%	14%
Air Commissions Y/Y	38%	40%	31%	8%	28%	2%
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including net income per ADS, diluted net income per ADS, Operating Income Before Amortization (“OIBA”), Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income (“ANI”) and Adjusted Net Income Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.
Operating Income Before Amortization (“OIBA”) is defined as income from operations plus: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets and impairment of goodwill and intangible assets, and (ii) gains or losses recognized on changes in the fair value of contingent consideration arrangements; and (3) certain items, including restructuring charges. We exclude the items listed above from OIBA because we believe doing so may provide investors greater insight into management decision making at eLong. We believe OIBA is useful to investors because it is one of the primary internal metrics by which management evaluates the performance of our business as a whole and our individual business segments, on which internal budgets are based, and by which management and employees, including our Chief Executive Officer, are compensated. We believe that investors should have access to the same set of tools that management uses to analyze our performance. In addition, we believe that by excluding certain items, such as share-based compensation charges and acquisition-related impacts, OIBA corresponds more closely to the cash operating income generated from our business and allows investors to gain additional understanding of factors and trends affecting the ongoing cash earning capabilities of our business, from which capital investments are made. Although depreciation is also a non-cash expense, it is included in OIBA because it is driven directly by the capital expenditure decisions made by management. OIBA also has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations.

Operating Income Before Amortization should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.
eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Operating Income Before Amortization
(IN THOUSANDS)

						2011
	2010 (Unaudited)					(Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

OIBA	10,319	20,769	16,196	17,403	64,687	13,968
Share-based compensation charges	(4,130)	(4,549)	(4,467)	(5,398)	(18,544)	(4,781)
Amortization of intangible assets	(185)	(237)	(322)	101	(643)	(137)
Other	253	163	633	522	1,571	4,176

Income from operations	6,257	16,146	12,040	12,628	47,071	13,226

Adjusted EBITDA is defined as net income plus (1) interest expense (income); (2) income tax expense; (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; and (8) certain other items, including restructuring charges. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense. Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation, other income/(expenses), and income tax expense have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not measure of net income, income from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.
Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted EBITDA and Operating Income Before Amortization
(IN THOUSANDS)

						2011
	2010 (Unaudited)					(Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

Net income	5,935	9,355	1,153	4,186	20,629	7,710
Interest income	(1,067)	(1,248)	(1,720)	(2,757)	(6,792)	(4,591)
Income tax expense	2,079	3,934	2,614	(1,735)	6,892	2,786
Depreciation	4,811	4,643	4,929	5,003	19,386	4,987
Amortization of intangible assets	184	237	322	(101)	642	137
Share-based compensation charges	4,130	4,549	4,467	5,398	18,544	4,781
Foreign exchange losses	219	3,942	9,360	12,412	25,933	3,131
Other	(1,161)	—	—	—	(1,161)	—

Adjusted EBITDA	15,130	25,412	21,125	22,406	84,073	18,941

Depreciation	(4,811)	(4,643)	(4,929)	(5,003)	(19,386)	(4,987)
Other	—	—	—	—	—	14

OIBA	10,319	20,769	16,196	17,403	64,687	13,968

Adjusted Net Income generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash and is defined as net income plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on noncontrolling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) certain other items, including restructuring charges; and (5) discontinued operations. We believe Adjusted Net Income is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.
Adjusted Net Income Per Share is defined as Adjusted Net Income divided by adjusted weighted average shares outstanding, which include dilution from options and warrants per the treasury stock method and include all shares relating to Performance Units in shares outstanding for Adjusted Net Income Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income Per Share purposes are therefore higher than shares outstanding for GAAP Net Income Per Share purposes. We believe Adjusted Net Income Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense, but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income and Adjusted Net Income Per Share have similar limitations as OIBA and Adjusted EBITDA. In addition, Adjusted Net Income does not include all items that affect our net income and net income per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.
Adjusted Net Income and Adjusted Net Income Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.
TABULAR RECONCILIATION FOR NON-GAAP MEASURE
Adjusted Net Income and Adjusted Net Income Per Share
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

						2011
	2010 (Unaudited)					(Unaudited)
	Q1	Q2	Q3	Q4	2010	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

Net income	5,935	9,355	1,153	4,186	20,629	7,710
Share-based compensation charges	4,130	4,549	4,467	5,398	18,544	4,781
Amortization of intangible assets	184	237	322	(101)	642	137
Foreign exchange losses	219	3,942	9,360	12,412	25,933	3,131
Other	(915)	129	185	215	(386)	3,432

Adjusted net income	9,553	18,212	15,487	22,110	65,362	19,191

Shares used in computing adjusted net income per share:
GAAP diluted weighted average shares outstanding	50,870	51,013	51,839	52,463	51,655	52,105
Additional performance units	657	551	415	297	447	316

Adjusted weighted average shares outstanding	51,527	51,564	52,254	52,760	52,102	52,421

Adjusted net income per share	0.19	0.35	0.30	0.42	1.25	0.37